Technest Holdings, Inc. One McKinley Square- Fifth Floor Boston, MA 02109 Tel: (617) 722-9800 Fax: (617) 722-9809 December 20, 2006 VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Mail Stop 6010 Washington D.C. 20549 Attention: Peggy A. Fisher Adélaja K. Heyliger
Re:	Technest Holdings, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
filed June 28, 2006
File No. 333-130617

Ladies and Gentlemen:

In response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Ms. Peggy A. Fisher’s letter of July 10, 2006 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”), we are submitting, on behalf of Technest Holdings, Inc. (“Technest” or the “Company”) Amendment No. 4 to the Registration Statement and the information set forth below in response to the Staff’s Comment Letter. To assist you in your review, we have included the text of the comments in italics before Technest’s response.

U.S. Securities and Exchange Commission
December 20, 2006

Form SB-2

Technest Holdings, Inc. Consolidated Financial Statements

Note 7. Stockholders’ Equity (Deficit), page F-23

Series B and C Convertible Preferred Stock, page F-24

COMMENT

1. We note your response to prior comment 22. It appears that your analysis of the warrant classification is based on the terms of the amended registration rights agreement effective September 30, 2005. However, we note the original registration rights agreement filed as Exhibit 4.3 on your Form 8-K dated February 14, 2005 includes terms that require you to pay a penalty of 2% per month, payable in cash or registered shares, for each month that you fail to meet the registration requirements. Further, we note that the registration rights agreement requires you to maintain effectiveness of the registration statement. Please provide us with your analysis of the warrant classification for periods from February 14, 2005 until September 30, 2005, the effective date of the amended registration rights agreement. Please refer to the guidance of EITF 00-19, including specifically paragraphs 12-18 of EITF 00-19.

RESPONSE

As requested, we have reviewed our analysis of the warrant classification for the period from February 14, 2005 until September 30, 2005. Based on that analysis, we have concluded that the warrants during that period did not meet the requirements for equity classification under EITF 00-19. Accordingly, we have restated the financial statements to reflect the warrants as derivative liabilities for that period. The following is a narrative summary of the adjustments made in that restatement.

As of February 14, 2005, the date of the Investor Financing, we determined the fair value of the warrants using the Black-Scholes option pricing model. We then allocated the proceeds of the Investor Financing to all the underlying instruments on a relative fair value basis, net of issuance costs. On each reporting date thereafter through and including September 30, 2005, we remeasured the fair value of the warrants and charged changes in that fair value to Derivative Income (Loss) in the statements of operations. When warrant exercises occurred, we remeasured the fair value of the warrants immediately prior to exercise. That value was then reclassified to par value of common stock and additional paid in capital in conjunction with the exercise. On September 29, 2005, immediately prior to the amended registration rights agreement becoming effective, we remeasured the fair value of the warrants one final time. On September 30, 2005, this value was then reclassified to additional paid-in capital as the warrants then met the requirements for equity classification.

U.S. Securities and Exchange Commission
December 20, 2006

In using the Black-Scholes option pricing model, the following assumptions were utilized:

Fair value of common stock:	Closing price per Nasdaq
Volatility:	50% based on comparable company
Term:	Contractual term of five years
Risk-free rate:	Interest rate on 5 year US Government security, 3.53%
Dividend rate:	0%

Exhibit 5.1

COMMENT

2. We reissue prior comment 26. Please either file a revised opinion that omits the statement that the opinion speaks as of the date of the opinion, or file an amendment with an updated legality opinion on the date you plan to go effective on this registration statement.

We will file an updated legal opinion closer to the date that we plan to go effective.

We look forward to finalizing this registration statement. Please contact me at (540) 207-3057.

Regards,

/s/ Suzette R. O’Connor

Suzette R. O’Connor
Co-General Counsel
Technest Holdings, Inc.

cc:	Joseph Mackin
Gino Pereira
Scott Goodwin
David Broadwin, Esq.
Daniel Clevenger, Esq.